ZIPCAR, INC.

25 First Street, 4th Floor

Cambridge, Massachusetts 02141

April 8, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Dana Brown

Re:	Zipcar, Inc.

Registration Statement on Form S-1

File No. 333-167220

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Zipcar, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-167220), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern time on April 8, 2011, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert comments of the Staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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U.S. Securities and Exchange Commission

April 8, 2011

Very truly yours, ZIPCAR, INC.

By:	/s/ Dean J. Breda
Dean J. Breda General Counsel and Secretary